

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 3, 2012

Steven F. Carman, Esq.
Husch Blackwell LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

Re:    *MacKenzie Realty Capital, Inc.* (the "Fund")
        File Nos. 814-00961 and 333-181853

Dear Mr. Carman:

On June 1, 2012, you filed a registration statement on Form N-2 with respect to the Fund's registration of common stock.  Our comments are set forth below.  For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

**Cover Page**

1.  Please provide the disclosure required by Instruction 5 to Item 1.1.g. of Form N-2.

2.  The third paragraph states, "we may supplement this prospectus and sell our shares at a higher price to limit the circumstances under which shares are sold at a price which, after deduction of selling commissions and dealer manager fees, is below our net asset value per share."  Selling shares below net asset value ("NAV") may only be done after complying with Section 23(b) of the Investment Company Act of 1940 (the "Company Act").  Until the Fund complies with Section 23(b), please revise the third paragraph to clarify that shares will not be sold below NAV.

3.  Disclosure on this page says "[t]his is our initial public offering and our shares have no history of public trading.  We do not intend to list our common stock on any established exchange prior to 8 years from completion of this public offering."  Given that this Fund is issuing public, non-traded common stock please revise this paragraph to clearly disclose, in plain English, the unique risks associated with this offering.  For example, the Fund should disclose that it does not expect a secondary market in the shares to develop and that investors may not be able to sell their shares regardless of performance.  The Fund should disclose that even if investors are able to sell shares, it may be at a steep discount.  Finally, the Fund should disclose the risks associated with the illiquid nature of the common stock.  Including that this investment may not be suitable for investors who

need access to the money invested because the shares are not traded on an exchange and there may be no secondary market.  All of this disclosure should be prominent on the cover page.

4.  The first paragraph states that the Fund's "investment objective is to generate both current income and capital appreciation through real estate-related investments."  But later disclosure in the *Investment Strategy* section says the Fund's "investment objective is to generate both current income and capital appreciation through <u>debt and equity investments that provide superior risk-adjusted returns</u>."  (Emphasis added.)  Please consistently state the Fund's investment objective.

5.  According to the registration fee calculation table, the Fund is proposing to register $5,000,000 of common stock.  But the first page of the prospectus says the Fund is "offering on a continuous basis up to 5,000,000 shares of our common stock at an initial offering price of $10 per share."  This offering size would total $50,000,000.  Please revise the registration statement to consistently present the amount of shares and the dollar value of this offering.

6.  Both the offering table on the cover page and the fee table on page 10 of the prospectus include a footnote (2) that refers to a Dealer Manager fee payable to ARI Financial Services and a Portfolio Structuring fee payable to the investment adviser, MCM Advisers, LP.  Please explain to us the purpose of the Dealer Manager fee and the services ARI Financial provides in return for this fee.  Also, explain to us why ARI Financial is referred to as a "dealer manager" rather than as a principal underwriter or an underwriter.  Similarly, please explain to us why MCM Advisers is receiving a Portfolio Structuring fee in addition to its base management fee.  Finally, please explain to us why the Board of Directors considers this fee structure appropriate.

7.  Immediately after the pricing table, please include a statement providing an example of how much of an investor's money will actually be used for investment purposes after the deduction of the front-end sales load and other fees and expenses.


**Prospectus**

**MacKenzie Realty (Page 1)**

8.  Disclosure in this section says, "we currently expect to elect to be taxed as a real estate investment trust, or REIT, when we become eligible to make that election."  It is our understanding that a REIT cannot have more than 25 percent of its assets in securities (other than U.S. Government securities).  *See* Section 856 of the Internal Revenue Code (defining a Real Estate Investment Trust).  Given that the Fund must have at least 80 percent of its assets invested in securities under Section 55(a) of the Company, please explain to us how the Fund will meet this required investment policy while qualifying as a REIT under the Internal Revenue Code.

9. The final sentence of the third paragraph says, "[a]lthough we will generally invest in equity securities, we may also purchase debt instruments." Later in the *Market Opportunity* section, disclosure says the Fund will invest "primarily in illiquid or non-traded debt and equity securities issued by U.S. companies generally owning commercial real estate." Please revise the disclosure in this section so it is consistent with the later disclosure.

10. The *Legacy Portfolio Acquisition* section says MacKenzie Realty Operating Partnership (the "subsidiary") will acquire the Legacy Portfolio assets. Please provide the following information regarding the subsidiary. We may have additional comments after reviewing your responses.

    a. Please disclose whether the subsidiary will be regulated as a registered investment company or business development company. Also, please explain the purpose of using a subsidiary to acquire the Legacy Portfolio.

    b. Please explain to us the proposed transaction in more detail, including whether the subsidiary will hold all of the Fund's assets or just the Legacy Portfolio assets. *See* Item 8.6 of Form N-2. If the subsidiary will hold only the Legacy Portfolio assets, please explain to us whether the subsidiary is a permissible asset under Section 55(a) of the Company Act.

    c. Please inform us whether the Fund will file its Form N-54A, notice of election to be subject to Sections 55-65 of the Investment Company Act, before completing the Legacy Portfolio transaction.

    d. Finally, inform us if the value of the assets in the Legacy Funds have been audited recently and, if so, the date of the audit.

11. Confirm that the Fund will update the financial statements included in the registration statement with the Legacy Portfolio assets immediately upon acquisition of those assets. Also, include a list in the registration statement of the securities contained in the Legacy Portfolio. Please provide this information in the *Legacy Portfolio Acquisition* section on page 33 of the prospectus. We may have additional comments after reviewing the portfolio.

12. It appears that as of the initial date of the offering, the Legacy Funds will own all of the Fund's outstanding shares and may continue to own a substantial amount of the Fund's shares for an indefinite period. It also appears that the Legacy Funds, although private funds, may be subject to Section 12(d)(1)(A) of the Company Act, in which case the Legacy Funds could be in violation of the ownership limitations of that section. *See* Sections 3(c)(1) and 3(c)(7)(D) of the Company Act (stating respectively that private funds excepted from the definition of an investment company under Section 3(c)(1) and 3(c)(7)(A) are still deemed investment companies for purposes of the limitations of

Section 12(d)(1)).  Please explain to us why the Legacy Funds will not be in violation of Section 12(d)(1)(A) as of the initial date of this offering.

13. With respect to the shares issued to the Legacy Funds, please provide more details on this offering.  Include whether the Fund will register these shares at a later date and whether the Legacy Funds' shares will include the right to require the Fund to register those shares.

**Market Opportunity (Page 2)**

14. This section says the Fund's investments are likely to be non-traded Real Estate Investment Trusts ("NTRs"), small-capitalization publicly traded Real Estate Investment Trusts ("REITs"), public and private limited partnerships, limited liability companies, and tenancies-in-common.  Please explain to us how each of these types of entities is a permissible asset under Section 55(a) of the Company Act.  Specifically, please explain to us whether the NTRs and REITs would be excepted from the definition of an investment company under Section 3(c)(5)(C) of the Company Act.  Please provide the same analysis for  the assets comprising the Legacy Portfolio.

**Investment Strategy (Page 3)**

15. Disclosure in this section says that tender offers to shareholders of NTRs are the Fund's preferred acquisition method.  If the tender offers to NTR shareholders will not acquire permissible assets, please confirm that the assets purchased by this method and all other assets that are not permissible under Section 55(a) will represent less than 30 percent of the value of the Fund's total assets.  We may have additional comments after reviewing your responses.

16. Disclose the Fund's maturity and credit quality policies, including the specific types of debt that the Fund may invest.

17. According to the subsequent *Risk Factors* section, the Fund many concentrate in geographical areas.  Provide disclosure in this section that clearly describes any geographical areas in which the Fund will concentrate (*e.g.*, Nevada real estate related investments).

18. Risk disclosure on page 17 says the Board of Directors may change the Fund's "investment objective, operating policies, and strategies without prior notice or stockholder approval . . . ."  Please disclose in this section that the Fund's investment objective is not fundamental and may be changed without shareholder approval.  Also disclose how much notice shareholders will receive if the Board of Directors decides to change the investment objective.  Finally, state that the principal investment strategies are not fundamental and may be changed without prior notice.

**Share Repurchase Program (Page 5)**

19. Disclosure in this section says the Fund anticipates that the repurchase price will be a price equal to 90 percent of the current offering price. Generally, a fund's repurchase price is expressed in terms of a fund's NAV and a fund is expected to disclose how shareholders may readily ascertain the NAV per share during the repurchase period. *See* Guide 2 to Form N-2. Please explain to us why the Fund expresses its anticipated repurchase price in terms of the current offering price. We may have additional comments after reviewing your response.

20. Please revise the disclosure in this section in accordance with guidance on issuer repurchases set forth in Guide 2 to Form N-2. Particularly, please disclose the factors that the Board of Directors will consider in determining whether to repurchase shares. Also, disclosure in this section states the Fund may use cash available from borrowings for repurchases. Please disclose the maximum amount of debt that may be incurred for this purpose, the leverage restrictions imposed by the Company Act, and the related risks of leveraging. *See* Section 18 of the Company Act and Guide 6 to Form N-2. Finally, discuss the effect of share repurchases on the Fund's expense ratio, portfolio turnover, tax status, and investment objective and strategies and the investor's potential tax consequences.

**How to Subscribe (Page 6)**

21. Disclose whether proceeds from the subscription will be placed in escrow until they are invested in accordance with the Fund's investment strategies.

**Investment Advisory Fees (Page 8)**

22. The advisory agreement says the base management fee is based on "managed funds" and defines that term as "invested funds (shares issued multiplied by the price at which such shares are issued and including any borrowings), less assets held as cash or in cash equivalents." As currently written, the Fund's base management fee could allow the Fund to collect a fee based on amounts higher than the actual value of the Fund. Section 205(b)(1) of the Investment Advisers Act of 1940 (the "Advisers Act") allows management fees "based upon the <u>total value of a fund</u> averaged over a definite period, or as of definite dates, or taken as of a definite date." (Emphasis added.) Please revise the Fund's definition of "managed funds" to be consistent with Section 205 and apply the revised definition to the disclosure in this section and the *Investment Advisory Agreement* section on page 54 of the prospectus. Also, please apply the revision to the advisory agreement entered into by the Fund with MCM Advisers.

23. Disclosure in this section also says the incentive fee is based on "20% of our: (i) preliminary net investment income for any calendar quarter; and (ii) realized capital gains generated by our investments, if any, computed net of all realized losses and unrealized capital depreciation . . . ." Section 205(b)(3)(A) allows for an incentive fee from a BDC

adviser that "does not exceed 20 per centum of the realized capital gains upon the funds of the business development company over a specified period or as of definite dates, computed net of all realized capital losses and unrealized capital depreciation. . . . ." Please revise the basis for the Fund's incentive fee by removing the portion of the current incentive fee relating to preliminary net investment income for any calendar quarter. Please make this revision to both the prospectus and the advisory agreement with MCM Advisors

## Leverage (Page 8)

24. The prospectus discusses the Fund's ability to borrow funds for investment purposes. For example, the *Risks Factors* section lists borrowings as a principal risk to the Fund and the *Offering* table says the Fund may use leverage for investment purposes up to the maximum amount permitted by the Company Act. But footnote (8) to the Fees and Expenses table says the Fund does "not expect to borrow significant additional funds to make investments." If the Fund intends to use borrowings for investment purposes, please make this clear and consistent throughout the prospectus. If not, clearly disclose the Fund has no current intention to borrow for investment purposes. Additionally, if the Fund intends to use borrowings for investment purposes, please revise the fee table and footnote (8) to the table to reflect these expenses. Also, revise the fee table to include a base management fee based on leveraged assets.

## Trading (Page 8)

25. Please revise the title and disclosure to this section to reflect that the shares will not trade for at least eight years. *See, e.g.*, Cover page (stating "[w]e do not intend to list our common stock on any established exchange prior to 8 years from completion of this public offering."). Also, disclosure in this section says "[w]e have obtained stockholder approval to sell shares in this offering at a price, after deduction of selling commissions and dealer manager fees, that is below net asset value." Please revise this sentence because the Fund currently has no stockholders and, therefore, has not received any shareholder approval for this offering.

## Fees and Expenses (Page 10)

26. Please confirm to us that the FINRA has approved the Fund's proposed fee structure.

## Our Board of Directors will be authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock . . . . (Page 17)

27. Please explain to us how the Fund will reclassify common stock into preferred stock under the relevant section of Maryland General Corporation Law and the Fund's charter.

**There is a risk that our stockholders may not receive distributions . . . . (Page 18)**

28. Disclosure in this section and the *Distribution* section on page 30 of the prospectus says any distributions to stock holders will be declared "out of assets legally available for distribution." Please define what assets are considered "legally available." For example, do legally available assets include borrowings, cash reserves, sales of new shares, return of capital, etc. Provide this definition in both this section and the *Distributions* section.

**The hotel and lodging industry has unique risks. (Page 22)**

29. Confirm to us that the hotel and lodging industry risk is a principal risk. If so, then discuss the Fund's principal strategy to concentrate in this specific industry in the *Investment Strategies* section.

**We may expose ourselves to risks if we engage in hedging transactions. (Page 26)**

30. Confirm to us that hedging risk is a principal risk. If so, then discuss this strategy in the *Investment Strategies* section.

**Provisions of the Maryland General Corporation Law . . . could deter takeover attempts . . . . (Page 27)**

31. The first paragraph of this section says, "[o]ur bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction." Please provide an affirmative statement that the Fund has opted-out of the Maryland Control Share Acquisition Act. Additionally, please clarify the disclosure in this section by stating that it is the view of the Commission staff that amending the Fund's bylaws to subject it to the Maryland Control Share Act is inconsistent with Section 18(i) of the Company Act. *See* Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010) *available at* http://www.sec.gov/divisions/investment/noaction/2010/bouldertotalreturn111510.htm.

**Use of Proceeds (Page 29)**

32. Please explain to us why the Board of Directors believes it is appropriate to pay the management fee on assets held in "U.S. government securities and other high-quality investments", while the Fund is waiting to invest its net proceeds.

**Dilution (Page 32)**

33. As currently written this section is confusing because disclosure in this section suggests that investors in this initial offering will suffer dilution along with "existing

stockholders." Because investors in this initial offering are not "existing stockholders", please revise this section in plain English to clearly describe only the dilution suffered by existing stockholders and clearly identify those stockholders.

**Ongoing Relationships with Portfolio Companies –** *Managerial Assistance* **(Page 42)**

34. Disclosure in this section says, "[a]s a business development company, we will offer, and must provide upon request, managerial assistance to our portfolio companies." Please revise this disclosure to say that the Fund must provide upon request <u>significant</u> managerial assistance to its portfolio companies. *See* Section 2(a)(48) of the Company Act (defining a business development company).

**Agree Realty Corporation (Page 47)**

35. The second line in this section refers to Agree Realty's holdings as of September 30, <u>2012</u>. Since this date has not yet occurred, please revise the disclosure to correctly identify the reference date for Agree Realty's holdings.

**Board Leadership Structure (Page 50)**

36. Please provide the information required in Items 18.1 (other directorships), 18.7 (ownership in the fund), and 18.4 (compensation) of Form N-2. Also, please indicate why the Fund has determined that its leadership structure is appropriate given the specific characteristics of the Fund. *See* Item 18.5 of Form N-2.

**Portfolio Management (Page 53)**

37. Please provide the information required in Items 21.1.b (other accounts) and 21.3 (security ownership) of Form N-2.

38. Regarding the portfolio managers' compensation, please identify any benchmark used to measure performance and state the period over which performance is measured. *See* Item 21.2 of Form N-2.

**Subscription Agreements (Page 59)**

39. Confirm that the Fund will include disclosure similar to the prominent disclosure on the cover page immediately above or nearby the signature line on the subscription agreement. This disclosure should highlight the lack of liquidity associated with the investment.

**Legal Matters (Page 87)**

40. This section states that the legality of securities offered will be passed upon by Husch Blackwell LLP, Kansas City, Missouri. Please include in Part C of the registration statement an undertaking that the Fund will file, at the time of each offering of securities,

appropriate legality opinions by post-effective amendment to the registration statement. *See Legality and Tax Opinions in Registered Offerings*, Staff Legal Bulleting No. 19 (Oct. 14, 2011), http://sec.gov/interps/legal/cfslb19.htm.

**Part C**

**Signatures (Page C-5)**

41. Please ensure that all directors will sign the Fund's registration statement prior to filing. Mr. Tom Frame's signature is missing from this page.

**General Comments**

1. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

2. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

3. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

4. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement. In addition, at the time the Fund requests acceleration of effectiveness, please advise us whether FINRA has reviewed and cleared the filing.

5. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

7.  Notwithstanding our comments, in the event the Fund requests acceleration of the effective
    date of the pending registration statement, it should furnish a letter, at the time of such
    request, acknowledging that

    ·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;
    ·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the Fund from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and
    ·   the Fund may not assert this action as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Investment Management in connection
with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration
statement as a confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities.  We will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.

<center>* * * * *</center>

    If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6706.

                                            Sincerely,


                                            Bo J. Howell
                                            Staff Attorney